FORM 4

( )    Check this box if no longer
       subject to Section 16.  Form 4
       or Form 5 obligations may continue.
       See Instruction 1(b).

                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, D.C. 20549

                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP      OMB NUMBER:  3235-0287
                                                    EXPIRES:
     Filed pursuant to Section 16(a) of the               JANUARY 31, 2005
        Securities Exchange Act of 1934,            ESTIMATED AVERAGE
       Section 17(a) of the Public Utility          BURDEN HOURS
           Holding Company Act of 1935              PER RESPONSE  . . .  0.5
                                                    ---------------------------
       or Section 30(h) of the Investment
               Company Act of 1940

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1.   Name and Address of Reporting Person*

     Riedl                                 John                        T.
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     (Last)                                (First)                   (Middle)

     c/o Net Perceptions, Inc., 7700 France Avenue South
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                                   (Street)

     Edina                              Minnesota                   55435
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     (City)                              (State)                    (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Net Perceptions, Inc. (NETP)

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3.   I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

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4.   Statement for Month/Day/Year

     4/24/2002

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5.   If Amendment, Date of Original (Month/Day/Year)

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6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
      (X)     Director
      ( )     10% Owner
      ( )     Officer (give title below)
      ( )     Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)
      (X)      Form filed by One Reporting Person
      ( )      Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1.   Title of Security (Instr. 3)

      Common Stock, par value $.0001 per share

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2.   Transaction Date (Month/Day/Year)

      A.  3/30/2000
      B.  3/30/2000
      C.  2/6/2001
      D.  2/6/2001
      E.  4/24/2002
      F.  4/24/2002
      G.  2/6/2001
      H.  2/6/2001
      I.  4/24/2002
      J.  4/24/2002

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2A. Deemed Execution Date, if any (Month/Day/Year)


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3.   Transaction Code (Instr. 8)

      A.  G
      B.  G
      C.  G
      D.  G
      E.  G, V
      F.  G, V
      G.  G
      H.  G
      I.  G, V
      J.  G, V

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4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      A.  500,000 (D)(1)
      B.  500,000 (A)(1)
      C.  11,034 (D)(2)
      D.  11,034 (A)(2)
      E.  25,680 (D)(2)
      F.  25,680 (A)(2)
      G.  11,034 (D)(3)
      H.  11,034 (A)(3)
      I.  25,680 (D)(3)
      J.  25,680 (A)(3)

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5.   Amount of Securities Beneficially Owned Following Reported Transaction(s)
      (Instr. 3 and 4)

      900,704 shares

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6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

      900,704 shares (I)

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7.   Nature of Indirect Beneficial Ownership (Instr. 4)

      359,043      By John T. Riedl Revocable Trust (4)
      78,375       By Trust (5)
      463,286      By Maureen Riedl Revocable Trust (6)

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TABLE II -DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.   Title of Derivative Security (Instr. 3)



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2.   Conversion or Exercise Price of Derivative Security



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3.   Transaction Date (Month/Day/Year)



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3A. Deemed Execution Date, if any (Month/Day/Year)



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4.   Transaction Code (Instr. 8)



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5.   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.
     3, 4, and 5)



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6.   Date Exercisable and Expiration Date (Month/Date/Year)



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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)



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8.   Price of Derivative Security (Instr. 5)



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9.   Number of Derivative Securities Beneficially Owned Following Reported
      Transaction(s) (Instr. 4)



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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)



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11.  Nature of Indirect Beneficial Ownership (Instr. 4)



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EXPLANATION OF RESPONSES:

(1) Represents a transfer of shares from the John T. Riedl Revocable Trust to the Maureen Riedl Revocable Trust. The reporting person is the sole trustee of the John T. Riedl Revocable Trust. The reporting person's spouse is the sole trustee of the Maureen Riedl Revocable Trust.
(2) Represents a transfer of shares from the John T. Riedl Revocable Trust into trust for the benefit of the reporting person's children. The reporting person is the sole trustee of the John T. Riedl Revocable Trust. The reporting person and the reporting person's spouse are the trustees of the trusts for the benefit of the reporting person's children.
(3) Represents a transfer of shares from the Maureen Riedl Revocable Trust into trust for the benefit of the reporting person's children. The reporting person's spouse is the sole trustee of the Maureen Riedl Revocable Trust. The reporting person and the reporting person's spouse are the trustees of the trusts for the benefit of the reporting person's children.
(4) These shares are held by the John T. Riedl Revocable Trust for the benefit of the reporting person, his spouse and the Riedl Family Trust. The reporting person is the sole trustee of the John T. Riedl Revocable Trust.
(5) These shares are held in three irrevocable trusts for the benefit of the reporting person's children. The reporting person and the reporting person's spouse are the trustees of the trusts. The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
(6) These shares are held by the Maureen Riedl Revocable Trust for the benefit of the reporting person's spouse, the reporting person and the Riedl Family Trust. The reporting person's spouse is the sole trustee of the Maureen Riedl Revocable Trust. The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of
Section 16 or for any other purpose.

/s/  John Riedl                                            January 2, 2003
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** SIGNATURE OF REPORTING PERSON                                DATE


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* IF THIS FORM IS FILED BY MORE THAN ONE REPORTING PERSON, SEE INSTRUCTION
4(b)(v)

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE:    FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE
         MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

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